Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF
THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES
FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 2, 2002

	Fiscal Years Ended
	February 2, 2002 (52 Weeks)	February 3, 2001 (53 weeks)	January 29, 2000 (52 weeks)	January 2, 1999 (53 weeks)	December 27, 1997 (52 weeks)
Earnings:
Earnings before tax expense (credit), and extraordinary loss	$1,711	$1,508	$1,102	$889	$954

Fixed charges	1,030	1,058	1,010	1,038	679
Capitalized interest	(9)	(7)	(5)	(9)	(10)

	$2,732	$2,559	$2,107	$1,918	$1,623

Fixed charges:
Interest	$659	$683	$644	$654	$397
Portion of rental payments deemed to be interest	371	375	366	384	282

	$1,030	$1,058	$1,010	$1,038	$679

Ratio of earnings to fixed charges	2.7	2.4	2.1	1.8	2.4